

December 20, 2011

Via e-mail
Dr. Shalom Hirschman
Principal Executive, Financial and Accounting Officer
Quantrx Biomedical Corporation
P.O. Box 4960
Portland, Oregon 97062

> **Re: Quantrx Biomedical Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 14, 2011**
> **Amendment No. 1 to Form 10-K**
> **for the fiscal year ended December 31, 2010**
> **Filed December 2, 2011**
> **File No. 000-17119**

Dear Dr. Hirschman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

1. We note that you revised your financial statements but that you continue to include the original audit report of BehlerMick PS dated April 12, 2011 in those financial statements. However, we note from your Form 8-K dated November 2, 2011, that on November 1, 2011, BehlerMick PS resigned as your independent registered public accounting firm as a result of BehlerMick's cessation of operations. Given the date of the revisions made to your financial statements, it appears unlikely that BehlerMinck PS could have performed

the additional procedures required to re-issue its report, and given that the firm no longer has operations it does not appear that it will be able to do so.

- Please advise us as to the involvement of BehlerMick PS with the revised financial statements and the dates on which it performed the required procedures.
- Otherwise, please amend your Form 10-K to include financial statements that are audited by an independent public accounting firm that is registered with the PCAOB and duly licensed in its state of residence or principal office, as required by Rule 8-02 of Regulation S-X. Tell us the name of the firm that will be performing the re-audit.

Item 9A. Controls and Procedures, page 2

2. We note that your disclosure refers to an evaluation of the effectiveness of your disclosure controls and procedures as of December 31, *2011*. Please amend Item 9A of your Form 10-K to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of December 31, *2010* as required by Item 307 of Regulation S-K.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant